FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2021

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Consolidated Results of Operations (US GAAP), Fourth quarter, year ending March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 10, 2021	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Consolidated Results of Operations Fourth quarter, year ended March 2021 (US GAAP) Nomura Holdings, Inc. April 2021 © Nomura

Outline    Presentation    Executive summary (p. 2-6)    Overview of results (p. 7)    Business segment results (p. 8)    Retail (p. 9-10)    Asset Management (p. 11-12)    Wholesale (p. 13-15)    Non-interest expenses (p. 16)    Robust financial position (p. 17)    Funding and liquidity (p. 18)    Financial Supplement    Consolidated balance sheet (p. 20)    Value at risk (p. 21)    Consolidated financial highlights (p. 22)    Consolidated income (p. 23)    Main revenue items (p. 24)    Consolidated results: Income (loss) before income taxes by segment and region (p. 25)    Segment “Other” (p. 26)    Retail related data (p. 27-30)    Asset Management related data (p. 31-32)    Wholesale related data (p. 33)    Number of employees (p. 34)

Executive summary (1/2)

NOMURA

FY2020/21 full year highlights

- **Net revenue: Y1,401.9bn (+9% YoY); Income before income taxes: Y230.7bn (-7% YoY); Net income[1]: Y153.1bn (-29% YoY); EPS[2]: Y48.63; ROE: 5.7%**
  - Three segment income before income taxes increased 35% YoY to Y230.9bn as Retail and Asset Management performance more than offset a slowdown in Wholesale
    - Retail reported significantly higher income before income taxes as favorable market conditions improved investor sentiment and benefits were gained from diversifying client interactions and reducing costs
    - Asset Management recorded it best full year income before income taxes since the year ended March 2002[3] as inflows lifted assets under management to a record high and American Century Investments related gain/loss improved markedly
    - Wholesale booked stronger revenues in Fixed Income and Investment Banking, while Equities performed well through to 3Q but booked a loss in 4Q arising from transactions with a US client (Y245.7bn)
- **Dividend per share: Year-end Y15; Annual Y35**
- **Maintained robust financial position with Common Equity Tier 1 ratio of 15.7% and liquidity portfolio of Y5.7trn as of the end of Mar 2021**

	FY2020/21	FY2019/20	YoY
Net revenue	Y1,401.9bn	Y1,287.8bn	9%
Income (loss) before Income taxes	Y230.7bn	Y248.3bn	-7%
Net income (loss)[1]	Y153.1bn	Y217.0bn	-29%
EPS[2]	Y48.63	Y66.20	-27%
ROE[3]	5.7%	8.2%	

Income (loss) before income taxes: Business segment results	FY2020/21	FY2019/20	YoY
Retail	Y92.3bn	Y49.4bn	87%
Asset Management	Y74.2bn	Y28.8bn	158%
Wholesale	Y64.3bn	Y92.2bn	-30%
Subtotal	Y230.9bn	Y170.4bn	35%
Other	-Y11.8bn	Y99.2bn	-
Unrealized gain/loss on investments in equity securities held for operating purposes	Y11.5bn	-Y21.3bn	-
Income (loss) before income taxes	Y230.7bn	Y248.3bn	-7%

1. *Net income (loss) attributable to Nomura Holdings shareholders.* 2. *Diluted net income (loss) attributable to Nomura Holdings shareholders per share.*
3. *Reporting under US GAAP started in FY2001/02.*

2

(Reference) Loss related to transactions with US client    Timeline of events Late March ïƒ¼ Share price of stocks related to prime brokerage transactions with a US client dropped sharply ïƒ¼ Client failed to meet margin call and, on Friday, March 26, we issued a close-out event notice (US time) ïƒ¼ We adopted a disciplined approach to winding down our positions with the aim of limiting market impact and minimizing losses ïƒ¼ Taking this event of a significant loss very seriously, before Tokyo market opened on Monday, March 29, we announced an event had occurred giving rise to a possible loss (approx. $2bn based on March 26 market prices) ïƒ¼ We booked a loss of approx. $2.3bn (Y245.7bn)1 in FY2020/21 4Q Apr. 1 ïƒ¼ Exited over 97% of positions as of April 23 ïƒ¼ Impact to FY2021/22 consolidated financial results of approx. $570m (approx. Y62bn) as of April 23 Apr. 27 FY2020/21 full year and 4Q financial results announced    Fact-finding investigation    Check and strengthen risk management framework    Responses completed/ being implemented Responses moving forward    Leadership    Management strategy Robust financial position for provision of high-quality services (Mar 2021)    Looking ahead    Continue with management strategy, in particular Wholesale strategy to build out businesses leveraging our global franchise, while enhancing risk management Further enhance our governance structure in line with global business strategy (increase the number of non-Japanese outside directors)    Common Equity Tier 1 ratio of 15.7% (minimum regulatory requirement is 7.5%) Liquidity portfolio of Y5.7trn (13% of total assets)    1 Of the Y245.7bn booked in FY2020/21 4Q, Y204.2bn was booked in net revenue as a trading loss and Y41.6bn was booked in non-interest expenses as a loan loss provision.    3

(Reference) FY2020/21: Factors behind changes in income (loss) before income taxes    Changes from same period last year (billions of yen) Wholesale (excl. loss arising from transactions with a US client ) 217.8 Asset Management 45.5 248.3 Retail Retail 42.9 49.4 Asset Management 28.8 Wholesale 92.2 Other 99.2 Unrealized -21.3 gain (loss) on investments in equity securities held FY2019/20 for operating purposes    Loss arising from transactions with Revenue difference Total a US client    Fixed Income +104.4    Equities -91.8 Trading    Investment Banking +30.1 loss -204.2 Cost difference    Total costs +70.6    Wholesale Unrealized gain -27.9 (loss) on Loan loss investments in provision Other equity securities -41.6 held for operating -110.9 purposes 32.9    (Includes 204.2 loss arising from transactions with a US client) (Includes provision of +41.6 arising from transactions with a US client)    Main negative factors    Loss related to economic hedging -29.0    Nomura Real Estate Holdings -47.7 impairment charge    Expenses related to legacy -30.4 transaction    Non-recurrence of realized gain on -73.3 sale of Nomura Research Institute shares booked in previous year Main positive factor    Gain related to approval to convert 71.1 rights in Nihonbashi redevelopment project    230.7 Retail 92.3 Asset Management 74.2 Wholesale 64.3 FY2020/21    4

(Reference) Wholesale Core product revenue growth    Revenue platform well placed to capitalize on favorable market conditions    Enhanced cross-border collaboration to provide global support to clients’ growth strategies    Fixed Income ïƒ¼ Elevated client activity throughout the year led to strong performance in Rates, Credit and Securitized Products    Equities ïƒ¼ Cash and Derivatives both recorded strong performance through to 3Q, but revenues were impacted by a loss in 4Q arising from transactions with a US client    Investment Banking ïƒ¼ 1H impacted by spread of pandemic, but 2H saw business growthïƒ¼ M&A contributed to revenue growth via industry realignment and business reorganizations as well as cross-border transactionsïƒ¼ Higher ECM revenues    (billions of yen) 500 441.9 +31% 400 337.5 300 200 100 0 FY19/20 FY20/21    400 Loss arising from transactions with a US client 300 225.4 200 -41% 133.6 100 0 FY19/20 FY20/21    200 +35% 115.8 100 85.7 0 FY19/20 FY20/21    5

Executive summary (2/2)    FY2020/21 4Q highlights    Loss before income taxes: Y166.1bn; Net loss1: Y155.4bn; EPS2: -Y50.78 – Three segment total was impacted by loss (Y245.7bn) arising from transactions with a US client, resulting in loss before income taxes of Y118.4bn – Underlying business remained solid with Retail and Asset Management reporting robust revenues in line with last quarter and Investment Banking delivering stronger revenues QoQ – Segment Other was impacted by an impairment charge on equity stake in an affiliate company and expenses related to a legacy transaction    Three segment loss before income taxes of Y118.4bn Retail – Maintained solid revenue momentum; Robust sales of Japanese secondary stocks and firm recurring revenue driven by diversified client interactions and favorable market environment – Retail client assets at record high of Y126.6trn Asset Management – Inflows lifted AuM to record high of Y64.7trn, while American Century Investments related gain/loss contributed to revenues Wholesale – Global Markets net revenue impacted by loss arising from transactions with a US client (Y204.2bn) – Strong Investment Banking net revenue driven by Japan and Americas M&A – Expenses up QoQ mainly due to loan loss provision (Y41.6bn) arising from transactions with a US client; Bonus provisions contained in line with performance 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share.    Income (loss) before income taxes and net income (loss)1 Firmwide (billions of yen) 181.8 138.6 131.3 128.5 142.5 74.8 69.7 83.6 98.4 67.6 55.8 57.1 -34.5 -24.7    Income (loss) before income taxes Net income (loss) -166. -155. FY2019/20 FY2020/21 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q Three segment income (loss) before income taxes 122.1 99.7 127.5 70.2 46.3 34.2 19.8 -118.4 Wholesale Asset Management Retail FY2019/20 FY2020/21 1Q 2Q 3Q 4Q 1Q 2Q 3Q 4Q 6    6

Overview of results Highlights (billions of yen, except EPS and ROE) FY2020/21 FY2020/21 QoQ YoY YoY 4Q Full year Net revenue 170.0 -58% -28% 1,401.9 9% Non-interest expenses 336.1 24% 28% 1,171.2 13% Income (loss) before income -166.1 — 230.7 -7% taxes Net income (loss)1 -155.4 — 153.1 -29% EPS2 -Y50.78 — Y48.63 -27% ROE3—5.7% 1. Net income (loss) attributable to Nomura Holdings shareholders. 2. Diluted net income (loss) attributable to Nomura Holdings shareholders per share. 7 3. Calculated using annualized net income attributable to Nomura Holdings shareholders for each period    7

Business segment results Net revenue and income (loss) before income taxes (billions of yen) FY2020/21 FY2020/21 QoQ YoY YoY 4Q Full Year Net revenue Retail 96.8 -1% 9% 368.8 10% 46% Asset management 36.6 -2% 5.2x 134.8 Wholesale -0.8 — 691.4 7% Subtotal 132.6 -63% -45% 1,194.9 11% Other* 32.8 -20% 2.7x 195.4 -16% Unrealized gain (loss) on investments in equity—4.6 76%—11.5 securities held for operating purposes Net revenue 170.0 -58% -28% 1,401.9 9% Income 26.1 -8% 42% 92.3 87% Retail (loss) before Income Asset Management 21.4 -4%—74.2 158% taxes Wholesale -165.9 — 64.3 -30% Subtotal -118.4 — 230.9 35% Other* -52.3 — -11.8—Unrealized gain (loss) on investments in equity 4.6 76%—11.5 -securities held for operating purposes Income (loss) before income taxes -166.1 — 230.7 -7% *Additional information on “Other” Impairment charge on equity stake in affiliate Nomura Real Estate Holdings (Y47.7bn)    Loss related to economic hedging (Y13.5bn) Gain on changes to own and counterparty credit spread relating to Derivatives (Y3.9bn)    8

Retail Net revenue and income before income taxes (billions of yen) Full year Quarter FY19/ FY19/ FY20/ FY2020/21 20 21 20 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 336.4 368.8 88.8 81.1 92.8 98.2 96.8 -1% 9% Non-interest expenses 286.9 276.5 70.4 66.0 70.0 69.8 70.7 1% 0.4% Income before income 49.4 92.3 18.4 15.1 22.8 28.3 26.1 -8% 42% taxes    Total sales1 (billions of yen) Stocks Bonds Investment trusts Discretionary investments, Insurance products 3,000 2,000 1,000 0 FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q 1. Retail channels only. 2. Retail channels, Net & Call, Hotto Direct and Japan Wealth Management Group (included from FY2020/21 3Q).    Key points Full year    Net revenue: Y368.8bn (+10% YoY)    Income before income taxes: Y92.3bn (+87% YoY)—Higher sales of stocks and investment trusts driven by improved investor sentiment on back of favorable market conditions and results from diversified client approaches —Cost reduction benefits: Revenues up while costs declined 4%—Retail client assets at record high (Y126.6trn) as market factors combined with net inflows of cash and securities (Y0.9trn) Fourth quarter    Net revenue: Y96.8bn (-1% QoQ; +9% YoY)    Income before income taxes: Y26.1bn (-8% QoQ; +42% YoY)—Although primary transactions slowed, Japan secondary stock sales and recurring revenue grew, resulting in roughly flat net revenue QoQ    Total sales1 increased 7% QoQ    Stocks: +9% QoQ – Stronger sales of Japan secondary stocks – Primary stock subscriptions2 (Y64.4bn; -67% QoQ) and sales of foreign stocks both slowed QoQ    Investment trusts: -1% QoQ – Unchanged QoQ on inflows into technology-related products and global equity funds    Bonds: Y453.3bn; +14% QoQ – Growth in sales of USD and AUD denominated bonds on back of demand for foreign currency amid rising interest rate environment    Sales of discretionary investments and insurance up 2% QoQ 9    9

Retail: Continued efforts in approaches by coverage area

NOMURA

Recurring revenue assets and recurring revenue



(trillions of yen)
(billions of yen)
Recurring revenue assets
Recurring revenue (rhs)
20.0
15.0
10.0
5.0
0.0
30.0
20.0
10.0
0.0
15.3
16.3
16.9
17.8
18.2
21.3
19.7
21.2
22.0
23.2
FY2019/20
FY2020/21
Mar/4Q
Jun/1Q
Sep/2Q
Dec/3Q
Mar/4Q

	Mar/4Q	Dec/3Q
■ Recurring revenue assets and recurring revenue increased on investment trust net inflows and market factors		
– Recurring revenue assets	Y18.2trn	Y17.8trn
– Investment trust net inflows[1]	Y25.4bn	-Y54.2bn
– Discretionary investment net inflows[1]	-Y12.3bn	-Y40.1bn
– Recurring revenue	Y23.2bn	Y22.0bn
■ Client franchise		
– Retail client assets	Y126.6trn	Y121.0trn
– Accounts with balance	5.33m	5.33m
– Net inflows of cash and securities[2]	Y314.7bn	-Y194.6bn
– Inflows of cash and securities[3]	Y1,019.3bn	Y1,006.4bn

Consulting-related revenue



(billions of yen)
5.0
4.0
3.0
2.0
1.0
0.0
4.6
1.6
3.9
3.5
4.4
FY2019/20
FY2020/21
4Q
1Q
2Q
3Q
4Q

Number of active clients[4]



(thousands of accounts)
FY2019/20
FY2020/21
1,200
1,000
800
600
400
200
473
465
717
695
887
863
1,071
1,019
Jun
Sep
Dec
Mar

1. Retail channels and Japan Wealth Management Group.
2. Cash and securities inflows minus outflows, excluding regional financial institutions.
3. Retail channels only.
4. Number of clients who transacted at least once since April 1 (accumulated).

10

NOMURA

Asset Management

Net revenue and income (loss) before income taxes[1]

(billions of yen)

	Full year		Quarter						
	FY19/20	FY20/21	FY19/20	FY2020/21				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Revenue (excl. ACI-related gain/loss)	100.2	**98.7**	23.4	23.7	24.7	24.1	**26.2**	9%	12%
ACI-related gain/loss	-7.6	**36.1**	-16.4	10.3	2.2	13.2	**10.4**	-21%	-
Net revenue	92.6	**134.8**	7.0	34.0	26.8	37.3	**36.6**	-2%	5.2x
Non-interest expenses	63.8	**60.5**	15.8	14.9	15.4	15.0	**15.2**	2%	-3%
Income (loss) before income taxes	28.8	**74.2**	-8.7	19.2	11.4	22.3	**21.4**	-4%	-

Assets under management (net)[2]

(trillions of yen)



Investment trust business
Investment advisory and international businesses
49.3
15.0
34.3
54.5
15.9
38.5
55.7
15.7
40.0
61.2
17.3
43.9
64.7
17.7
46.9
FY2019/20
FY2020/21
Mar
Jun
Sep
Dec
Mar

Key points

Full year

- Net revenue: Y134.8bn (+46% YoY)
- Income before income taxes: Y74.2bn (+158% YoY)
- Highest net revenue and income before income taxes since FY2001/02[3]
  - American Century Investments (ACI) related-gain/loss improved markedly
  - AuM at record high driven by inflows; Solid revenues (excl. ACI-related gain/loss) despite changes to product mix and impact from revision of ETF fees

Fourth quarter

- Net revenue: Y36.6bn (-2% QoQ; 5.2x YoY)
- Income before income taxes: Y21.4bn (-4% QoQ)
- Second best quarter since FY2001/02[3] following record last quarter
  - Although ACI-related gain/loss declined QoQ, revenue (excl. ACI-related gain/loss) increased on the back of AuM growth increased underpinned by rise in AuM

Investment trust business

- Continued inflows into ETFs lifted ETF AuM to record high (Y26.8trn at end Mar; Market share[4] of 44%)
- Ongoing inflows into defined contribution plan funds and through bank channel, but outflows were booked due to profit taking in global equity funds and redemptions of fund wrap products

Investment advisory and international businesses

- Outflows from public pension funds in Japan, but continued inflows internationally into UCITS[5] bond funds

1. *This table presents a reconciliation of net revenues (other than ACI-related gain/loss) and ACI-related gain/loss, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related gain/loss includes fair value adjustments of our investment, funding cost equivalent for our investment and dividends from ACI.*
2. *Net after deducting duplications from assets under management (gross) of Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Reporting under US GAAP started in FY2001/02.* 4. *Source: The Investment Trusts Association, Japan.* 5. *Undertakings for Collective Investment in Transferable Securities (UCITS) compliant fund.*

11

Asset Management: AuM growth in ESG products

NOMURA

Flow of funds[1]



(billions of yen)
Investment advisory and international businesses
Investment trust business
1,500
1,000
500
0
-500
-1,000
707
146
560
1,210
-163
1,046
563
-640
-77
1,266
678
588
393
-765
-373
FY2019/20
FY2020/21
4Q
1Q
2Q
3Q
4Q

Nomura Asset Management public investment trust market share[2]



29.0%
28.0%
27.0%
26.0%
28.2%
28.5%
28.1%
28.3%
28.1%
FY2019/20
FY2020/21
Mar
Jun
Sep
Dec
Mar

Flow of funds in investment trusts[1]



(billions of yen)
Investment trust business (excl. ETFs)
MRFs, etc.
Other investment trusts (excl. ETFs)
ETF
2,000
1,500
1,000
500
0
-500
-1,000
1,130
-570
57
1,153
-55
618
385
203
125
268
FY2019/20
FY2020/21
4Q
1Q
2Q
3Q
4Q

AuM growth in main ESG products[3]

- ✓ Funds launched in 2020 such as Nomura BlackRock Circular Economy Stock Fund (AuM of Y154.3bn at end Mar), Nomura Environmental Leaders Strategy Fund (AuM of Y146.9bn at end Mar), Global ESG Balance Fund (AuM of Y22.8bn at end Mar) driving growth in AuM of ESG products
- ✓ Meeting investor demand to invest in companies that take the lead in resolving social and environment issues and enhancing lineup of products suitable for clients to build assets over the long term



AuM in main ESG products
(billions of yen)
More than double
279
309
407
552
643
Mar 2020
Jun 2020
Sep 2020
Dec 2020
Mar 2021

1. *Based on assets under management (net).*
2. *Source: The Investment Trusts Association, Japan.*
3. *Publicly offered ESG funds in Japan as defined by Nomura Asset Management.*

12

NOMURA

Wholesale

Net revenue and income (loss) before income taxes[1]

(billions of yen)	FY19/20	FY20/21	FY19/20 4Q	FY2020/21 1Q	FY2020/21 2Q	FY2020/21 3Q	FY2020/21 4Q	QoQ	YoY
Global Markets	562.9	**575.5**	134.3	232.6	192.3	187.5	**-36.8**	-	-
Investment Banking	85.7	**115.8**	11.6	16.1	28.1	35.6	**36.1**	1%	3.1x
Net revenue	648.6	**691.4**	145.9	248.7	220.3	223.1	**-0.8**	-	-
Non-interest expenses	556.4	**627.1**	135.8	160.8	154.8	146.3	**165.2**	13%	22%
Income before income taxes	92.2	**64.3**	10.1	87.9	65.5	76.9	**-165.9**	-	-
								(Average of past four quarters)	
CIR	*86%*	*91%*	*93%*	*65%*	*70%*	***66%***	-	*91%*	
Revenue/modified RWA[2]	*6.5%*	*6.4%*	*5.8%*	*7.9%*	*8.5%*	***8.9%***	-	*6.4%*	

Net revenue by region


(billions of yen)
250.0
200.0
150.0
100.0
50.0
0.0
-50.0
-100.0
-150.0
54.8
12.1
21.6
57.5
92.1
58.8
31.4
66.4
95.2
33.5
33.0
58.6
80.5
35.8
40.7
66.1
37.2
35.2
52.9
-126.0
Americas
EMEA
AEJ
Japan
FY2019/20
FY2020/21
4Q
1Q
2Q
3Q
4Q

Key points

Full year
- Net revenue: Y691.4bn (+7% YoY)
- Income before income taxes: Y64.3bn (-30% YoY)
  - Booked Y245.7bn loss in 4Q arising from transactions with a US client (Y204.2bn booked in Equities revenue as trading loss and Y41.6bn as loan loss provision in expenses)
  - Fixed Income net revenue increased 31% YoY driven by strong performance in Rates, Credit and Securitized products, while Investment Banking net revenue grew 35% YoY as 2H saw M&A revenues expand and ECM remain robust

Fourth quarter
- Net revenue: -Y0.8bn
- Loss before income taxes: Y165.9bn
  - Global Markets net revenue impacted by loss arising from transactions with a US client (Y204.2bn)
  - Investment Banking reported strong net revenue on robust performance in M&A driven by Japan and Americas
  - Non-interest expenses increased 13% QoQ primarily due to loan loss provision (Y41.6bn); bonus provisions were contained in line with performance

Net revenue by region (QoQ; YoY)
- Japan: Y52.9bn (-20%; -8%)
  - Fixed Income net revenue declined QoQ mainly due to Rates and Credit
- EMEA: Y37.2bn (+4%; 3.1x)
  - Fixed Income net revenue driven by European government bonds, while Cash Equities booked stronger revenues QoQ
- AEJ: Y35.2bn (-14%; +63%)
  - Fixed Income net revenue declined on slower performance in FX/EM, while Equities had a strong quarter
- Americas: -Y126bn
  - Equities net revenue impacted by loss arising from transactions with a US client (Y204.2bn)
  - In Fixed Income, Securitized Products had a robust quarter, while in Investment Banking M&A and ALF revenues increased

1. *This table shows net revenue for Wholesale using adjusted figures for Global Markets and Investment Banking based on management accounting not based on US GAAP.*
2. *Wholesale net revenue (annualized) divided by modified risk-weighted assets (daily average for the accounting period) used by Wholesale. Modified risk-weighted assets (daily average for the accounting period) is a non-GAAP financial measure and is the total of (i) risk-weighted assets (as calculated and presented under Basel III) and (ii) an adjustment equal to the regulatory adjustment to common equity tier I capital calculated and presented under Basel III divided by our internal minimum capital ratio target.*

13

NOMURA

Wholesale: Global Markets

Net revenue



(billions of yen)
134.3
56.3
78.0
232.6
77.7
154.9
192.2
87.6
104.6
187.5
89.4
98.1
84.3
-121.1
-36.8
QoQ
-
YoY
-
Equities
Fixed Income
FY2019/20
FY2020/21
4Q
1Q
2Q
3Q
4Q

FY2020/21 full year and 4Q net revenue by region



(billions of yen)
+2%
562.9
575.5
Americas
EMEA
AEJ
Japan
FY 19/20
FY 20/21
YoY
QoQ
Global Markets
Global Markets
Fixed Income
Equities
0% ~ ±5%
±5% ~ ±15%
±15% ~

Key points

Fourth quarter

- Net revenue: -36.8bn
  - Fixed Income had a strong quarter in Americas and EMEA, but slowed in Japan and AEJ; Equities net revenue was significantly impacted by a loss arising from transactions with a US client (Y204.2bn)

Fixed Income

- Net revenue: Y84.3bn (-14% QoQ; +8% YoY)
  - Strong performance in Securitized Products from higher client activity, while Credit and FX/EM slowed from strong 3Q

Equities

- Net revenue: -Y121.1bn
  - Cash Equities revenues increased on higher trading volumes, but net revenue was significantly impacted by a loss arising from transactions with a US client

Full year

- A consistent and particularly strong year across Rates, Credit and Securitized Products underpinned by strength of client franchise and product capabilities as well as by elevated client activity throughout the year, but overall performance is flattish, being impacted by a loss arising from transactions with a US client

Fourth quarter

- Americas: Strong performance in Securitized Products lifted Fixed Income revenues, while Equities revenues increased in Cash but overall revenues were significantly impacted by a loss arising from transactions with a US client
- EMEA: Fixed Income driven by momentum in European government bonds, while Cash Equities revenues increased
- AEJ: In Fixed Income, Credit and FX/EM slowed from strong 3Q, while Equities had a good quarter in both Cash and Derivatives
- Japan: Fixed Income reported a decline in Rates and Credit revenues, while Equities booked stronger revenues in Derivatives but saw a slowdown in facilitation of block trades and primary flows

14

Wholesale: Investment Banking

NOMURA

Cross-border
Sustainability-related

Net revenue



(billions of yen)
11.6
16.1
28.1
35.6
36.1
QoQ +1%
YoY 3.1x
FY2019/20
FY2020/21
4Q
1Q
2Q
3Q
4Q

Key points

Full year

- Net revenue: Y115.8bn (+35% YoY)
  - 1H impacted by spread of pandemic, but business growth returned in 2H
  - M&A contributed to revenue growth through Japan and overseas industry realignments and business reorganizations as well as cross-border transactions
  - Revenues growth also driven by strong performance in Japan ECM and international ECM and DCM

Quarter

- Net revenue: Y36.1bn (+1% QoQ; 3.1x YoY)
  - M&A strong globally driven by Japan and Americas
    - ✓ Japan M&A revenues up approx. 40% QoQ as several transactions closed
    - ✓ Internationally, supported multiple sustainability-related transactions
  - ECM and DCM performance remained solid although revenues slowed compared to last quarter which included high-profile issuances and offerings; ALF revenues increased
    - ✓ Supported diverse fundraising transactions including ESG bonds, while Americas ECM contributed to many transactions underpinned by alliance with Wolfe Research and market rally

Delivering growth from closer collaboration across regions and concentrated efforts on our focus areas

M&A: Supported client growth strategies and business reorganizations

- M&A revenues at record high since FY2011/12 when comparisons possible

M&A revenues



+24%
2H
1H
FY2019/20
FY2020/21

Renesas Electronics' acquisition of Dialog Semiconductor (UK) (£4.1bn)	Next Kraftwerke's (Germany) sale to Royal Dutch Shell (Netherlands) (Undisclosed)
Nippon Telegraph and Telephone's acquisition of NTT DOCOMO[1] (Y4.3trn)	Alliance of DeepGreen Metals (Canada) and Sustainable Opportunities Acquisition Corp (US) (CAD3.6bn)
SEVEN & i Holdings subsidiary's (US) acquisition of Speedway (US) & acquisition financing[1] (M&A: $21.0bn/ALF: $14.7bn)	GlobalWafers' (Taiwan) acquisition of Siltronic (Germany)[1] (€4.0bn)

Financing: Supported diverse needs of our clients

ECM/DCM revenues



+39%
2H
1H
FY2019/20
FY2020/21

Japan Airport Terminal Global PO (Y59.6 bn)	Hayward Holdings (US) IPO ($685m)
NTT Finance SB[1] ･US dollar-denominated Bond / Euro-denominated Bond (Y1.0trn)･($8.0bn/€2.0bn)	SciClone Pharmaceuticals (China) HK IPO (HKD2.2bn)
ESG Bonds ✓ TOYOTA: Woven Planet Bond ✓ European Union: Social Bond[1] ✓ CaixaBank(Spain): Green Bond	**SPAC IPOs (US)** ✓ Lionheart Acquisition Corp. II[1] ✓ GigCapital4 ✓ OCA Acquisition Corporation

1. 1Q – 3Q announced transactions.

15

Non-interest expenses

NOMURA

Full year / Quarter



(billions of yen)
(billions of yen)
Other
Business development expenses
Occupancy and related depreciation
Information processing and communications
Commissions and floor brokerage
Compensation and benefits
1,500
1,000
500
0
1,039.6
1,171.2
262.2
278.9
285.4
270.8
336.1
400
300
200
100
0

	FY2019/20	FY2020/21	FY2019/20 4Q	FY2020/21 1Q	2Q	3Q	4Q	QoQ
Compensation and benefits	479.4	**507.9**	104.9	138.3	137.0	136.8	**95.8**	**-30.0%**
Commissions and floor brokerage	106.1	**111.6**	31.6	28.5	27.7	26.3	**29.0**	**10.3%**
Information processing and communications	170.3	**178.8**	43.4	43.2	42.6	43.5	**49.5**	**13.9%**
Occupancy and related depreciation	73.0	**72.4**	19.2	17.1	19.1	18.1	**18.1**	**0.2%**
Business development expenses	31.9	**13.5**	7.6	2.8	3.6	3.4	**3.7**	**8.3%**
Other	178.8	**287.0**	55.5	49.0	55.4	42.6	**140.0**	**3.3x**
Total	1,039.6	**1,171.2**	262.2	278.9	285.4	270.8	**336.1**	**24.1%**

Key points

Full year

- Non-interest expenses: Y1,171.2bn (+13% YoY)
  - Compensation and benefits (+6% YoY)
    - ✓ Increased bonus provisions in line with performance
  - Non-personnel expenses (+18% YoY)
    - ✓ Business development expenses declined mainly due to lower travel expenses as a result of the spread of the pandemic
    - ✓ Other expenses increased due to loan loss provision (Y41.6bn) arising from transactions with a US client and impairment charge on equity stake in affiliate company (Y47.7bn)

Fourth quarter

- Non-interest expenses: Y336.1bn (+24% QoQ)
  - Compensation and benefits (-30% QoQ)
    - ✓ Bonus provisions contained in line with performance
  - Commissions and floor brokerage (+10% QoQ)
    - ✓ Increased on higher trading volumes
  - Other expenses (3.3x QoQ)
    - ✓ Increase in loan loss provision due to transactions with a US client (Y41.6bn) and impairment charge on equity stake in affiliate company (Y47.7bn)

16

Robust financial position

NOMURA

Balance sheet related indicators and capital ratios

	Mar 2020	Dec 2020	Mar 2021
■ Total assets	Y44.0trn	Y44.6trn	Y42.5trn
■ Shareholders' equity	Y2.7trn	Y2.8trn	Y2.7trn
■ Gross leverage	16.6x	16.0x	15.8x
Net leverage[1]	10.6x	9.9x	9.8x
■ Level 3 assets[2] (net)	Y0.7trn	Y0.5trn	Y0.6trn
■ Liquidity portfolio	Y5.4trn	Y5.8trn	Y5.7trn

(billions of yen) Basel 3 basis	Mar 2020	Dec 2020[3]	Mar 2021[2]
Tier 1 capital	2,572	2,953	2,837
Tier 2 capital	31	8	4
Total capital	2,602	2,961	2,841
RWA	15,675	14,862	15,962
Tier 1 capital ratio	16.4%	19.8%	17.7%
CET 1 capital ratio[4]	15.3%	17.7%	15.7%
Consolidated capital adequacy ratio	16.6%	19.9%	17.8%
Consolidated leverage ratio[5]	4.83%	5.61%	5.61%
HQLA[6]	Y4.2trn	Y5.6trn	Y5.4trn
LCR[6]	201.1%	231.5%	192.4%
TLAC ratio (RWA basis)	-	-	23.0%
TLAC ratio (Total exposure basis)	-	-	8.23%

RWA and CET 1 capital ratio[4]



(trillions of yen)
RWA (Basel 3) (lhs)
CET1 capital ratio (Basel 3) (rhs)
20.0
15.0
10.0
5.0
0.0
20.0%
15.0%
10.0%
5.0%
0.0%
15.3%
15.8%
17.1%
17.7%
15.7%
FY2019/20
FY2020/21
Mar
Jun[3]
Sep[3]
Dec[3]
Mar

Level 3 assets[2] and Net Level 3 assets/Tier 1 capital



(billions of yen)
Level 3 Assets
Net Level 3 Assets
Net Level 3 Assets / Tier 1 Capital (rhs)
1,000
800
600
400
200
0
30%
20%
10%
0%
28%
19%
16%
17%
20%
FY2019/20
FY2020/21
Mar
Jun
Sep
Dec
Mar

1. *Net leverage: Total assets minus securities purchased under agreements to resell and securities borrowed, divided by Nomura Holdings shareholders' equity.* 2. *March 2021 is preliminary.*
3. *Risk assets are currently under review and may be adjusted in future.* 4. *CET 1 capital ratio is defined as Tier 1 capital minus Additional Tier 1 capital divided by risk-weighted assets.*
5. *Tier1 capital divided by exposure (sum of on-balance sheet exposures and off-balance sheet items).* 6. *Daily average for each quarter.*

17

Funding and liquidity    Balance sheet structure    Highly liquid, healthy balance sheet structure    – 75% of assets are highly liquid trading and related assets that are marked-to-market and matched to trading and related liabilities through repos etc. (regionally and by currency) – Other assets are funded by equity and long-term debt, ensuring structural stability Liquidity portfolio2    Liquidity portfolio: – Y5.7trn, or 13% of total assets – Maintain a high quality liquidity portfolio surplus without the need for additional unsecured funding over a certain period    Balance sheet (As of March 2021) Assets Liabilities and equity Trading liabilities and related1 Trading assets and related1 Other liabilities Short-term borrowings Cash and cash deposits Long-term borrowings Other assets Total equity    Unsecured funding2    70% of unsecured funding is long-term debt    Diversified sources of funding Short-term debt 23% Long-term debt due within 1yr, 4% International Bank 32% Loans lending market Long-term debt, 73% Euro MTN/Yen, Average Retail retail bonds, etc. maturity market Japan 6.5 years3 68% Euro MTN/Other, Wholesale wholesale market bonds, etc. Breakdown of Long-term Funding of short-term/long- debt by long-term term debt region debt    1. Trading assets and related: Reverse repo, securities, derivatives, etc. Trading liabilities and related: Repo, securities loaned, derivatives, etc. 2. Definition differs from financial disclosures reflecting Liquidity Management’s view. Cash and cash deposits portion of liquidity portfolio excludes funds on deposit at exchanges and segregated client funds. 3. Excludes long-term debt due within one year. Redemption schedule is individually estimated by considering the probability of redemption under certain stressed scenarios.    18

Financial Supplement

Consolidated balance sheet    Consolidated balance sheet (billions of yen) Mar 31, Mar 31, Increase Mar 31, Mar 31, Increase 2020 2021 (Decrease) 2020 2021 (Decrease) Assets Liabilities Total cash and cash deposits 3,875 4,165 290 Short-term borrowings 1,487 1,368 -119 Total payables and deposits 4,397 4,571 174 Total loans and receivables 5,117 4,142 -974 Total collateralized financing 18,028 15,134 -2,895 Trading liabilities 8,546 9,473 927 Total collateralized agreements 15,907 16,039 132 Other liabilities 1,034 1,239 205 Long-term borrowings 7,776 7,975 199 Total trading assets and private equity 16,898 15,738 -1,160 Total liabilities 41,269 39,760 -1,509 investments1 Total other assets1 2,203 2,432 229 Equity Total NHI shareholders’ equity 2,653 2,695 41 Noncontrolling interest 78 62 -16 Total assets 44,000 42,516 -1,483 Total liabilities and equity 44,000 42,516 -1,483    1. Including securities pledged as collateral.    20

Value at risk    Definition ï 99% confidence level ï 1-day time horizon for outstanding portfolioï Inter-product price fluctuations considered    From April 1, 2020, to March 31, 2021 (billions of yen)ï Maximum: 93.4ï Minimum: 7.1ï Average: 13.6    1 FY2019/20 FY2020/21 FY2019/20 FY2020/21 (billions of yen) Mar Mar Mar Jun Sep Dec Mar Equity 8.9 93.4 8.9 1.6 3.4 3.1 93.4 Interest rate 22.4 8.6 22.4 17.0 12.0 8.5 8.6 Foreign exchange 5.1 4.2 5.1 3.5 6.1 4.2 4.2 Sub-total 36.3 106.2 36.3 22.1 21.5 15.8 106.2 Diversification benefit -11.0 -12.8 -11.0 -10.1 -7.8 -6.1 -12.8 VaR 25.3 93.4 25.3 12.0 13.7 9.7 93.4    (Preference) 1 FY2019/20 FY2020/21 FY2019/20 FY2020/21 FY/Quarter average 4Q 1Q 2Q 3Q 4Q VaR 6.7 13.6 10.7 19.6 13.1 10.0 11.7    21

Consolidated financial highlights    Full year (billions of yen) 300 217.0 12% Net income (loss) 8.2% attributable to Nomura 153.1 Holdings, Inc. (“NHI”) 200 5.7% 8% shareholders 100 4% ROE(%) 0 0% -100 -200 FY2019/20 FY2020/21 Net revenue 1,287.8 1,401.9 Income (loss) before income taxes 248.3 230.7 Net income (loss) attributable to Nomura 217.0 153.1 Holdings, Inc. (“NHI”) shareholders Total NHI shareholders’ equity 2,653.5 2,694.9 ROE (%)1 8.2% 5.7% Basic-Net income (loss) attributable to NHI 67.76 50.11 shareholders per share (yen) Diluted-Net income (loss) attributable to NHI 66.20 48.63 shareholders per share (yen) Total NHI shareholders’ equity per share (yen) 873.26 879.79 1. Quarterly ROE is calculated using annualized year-to-date net income.    Quarter (billions of yen) 300 30% 21.0% 200 15.6% 20% 142.5 15.1% 8.2% 98.4 100 67.6 5.7% 10% 0 0% -34.5 -100 -155.4 -200 FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q 237.5 460.7 369.0 402.1 170.0 -24.7 181.8 83.6 131.3 -166.1 -34.5 142.5 67.6 98.4 -155.4 2,653.5 2,779.5 2,731.4 2,793.6 2,694.9 8.2% 21.0% 15.6% 15.1% 5.7% -11.29 46.77 22.13 32.16 -50.77 -11.31 45.65 21.52 31.16 -50.78 873.26 909.52 893.25 913.16 879.79    22

Consolidated income Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q Revenue Commissions 308.8 376.9 96.1 85.5 92.3 96.7 102.4 Fees from investment banking 103.2 108.7 26.8 10.8 27.0 36.1 34.7 Asset management and portfolio service fees 238.2 230.0 57.3 53.7 57.4 58.6 60.3 Net gain on trading 356.6 310.0 28.9 139.1 131.5 136.4 -96.9 Gain (loss) on private equity investments -0.1 12.7 -3.4 1.1 1.8 1.4 8.5 Interest and dividends 794.5 356.5 176.1 106.5 82.5 89.6 77.8 Gain (loss) on investments in equity securities -14.7 14.1 -16.2 3.5 1.9 3.5 5.1 Other 166.0 208.3 4.2 113.9 24.9 33.5 36.0 Total revenue 1,952.5 1,617.2 369.7 514.0 419.3 455.9 228.0 Interest expense 664.7 215.4 132.3 53.3 50.3 53.8 57.9 Net revenue 1,287.8 1,401.9 237.5 460.7 369.0 402.1 170.0 Non-interest expenses 1,039.6 1,171.2 262.2 278.9 285.4 270.8 336.1 Income (loss) before income taxes 248.3 230.7 -24.7 181.8 83.6 131.3 -166.1 Net income (loss) attributable to NHI shareholders 217.0 153.1 -34.5 142.5 67.6 98.4 -155.4    23

Main revenue items Full year Quarter FY2019/20 FY2020/21 FY2019/20 FY2020/21 (billions of yen) 4Q 1Q 2Q 3Q 4Q Stock brokerage commissions 196.5 262.3 63.3 62.9 61.0 65.5 72.8 Other brokerage commissions 14.4 14.3 5.9 4.3 2.9 3.4 3.6 Commissions Commissions for distribution of investment trusts 66.7 68.8 18.6 14.1 19.3 18.1 17.4 Other 31.2 31.6 8.2 4.2 9.1 9.6 8.6 Total 308.8 376.9 96.1 85.5 92.3 96.7 102.4 Equity underwriting and distribution 14.0 30.6 2.0 1.5 10.5 10.4 8.2 Bond underwriting and distribution 25.5 23.1 6.1 3.3 5.7 6.4 7.7 Fees from M&A / Financial advisory fees 41.6 37.8 12.2 4.7 6.7 13.7 12.6 investment banking Other 22.1 17.2 6.6 1.2 4.1 5.6 6.2 Total 103.2 108.7 26.8 10.8 27.0 36.1 34.7 Asset management Asset management fees 159.5 150.2 38.6 35.2 37.6 37.2 40.2 Administration fees 62.6 63.2 14.7 14.5 15.7 17.2 15.8 and portfolio service Custodial fees 16.1 16.6 4.0 3.9 4.1 4.2 4.4 fees Total 238.2 230.0 57.3 53.7 57.4 58.6 60.3    24

Consolidated results: Income (loss) before income taxes by segment and region

NOMURA

Adjustment of consolidated results and segment results: Income (loss) before income taxes

(billions of yen)	Full year FY2019/20	Full year FY2020/21	Quarter FY2019/20 4Q	Quarter FY2020/21 1Q	FY2020/21 2Q	FY2020/21 3Q	FY2020/21 4Q
Retail	49.4	**92.3**	18.4	15.1	22.8	28.3	**26.1**
Asset Management	28.8	**74.2**	-8.7	19.2	11.4	22.3	**21.4**
Wholesale	92.2	**64.3**	10.1	87.9	65.5	76.9	**-165.9**
Three business segments total	170.4	**230.9**	19.8	122.1	99.7	127.5	**-118.4**
Other	99.2	**-11.8**	-27.9	57.4	-18.0	1.2	**-52.3**
Segments total	269.6	**219.1**	-8.2	179.5	81.7	128.7	**-170.7**
Unrealized gain (loss) on investments in equity securities held for operating purposes	-21.3	**11.5**	-16.6	2.3	2.0	2.6	**4.6**
Income (loss) before income taxes	248.3	**230.7**	-24.7	181.8	83.6	131.3	**-166.1**

Geographic information: Income (loss) before income taxes[1]

(billions of yen)	Full year FY2019/20	Full year FY2020/21	Quarter FY2019/20 4Q	Quarter FY2020/21 1Q	FY2020/21 2Q	FY2020/21 3Q	FY2020/21 4Q
Americas	7.4	**-77.0**	-24.4	40.0	39.2	47.6	**-203.7**
Europe	-14.1	**14.3**	-19.5	15.0	-8.4	-2.1	**9.8**
Asia and Oceania	19.8	**49.2**	-3.3	9.2	12.7	14.0	**13.2**
Subtotal	13.1	**-13.5**	-47.2	64.2	43.4	59.5	**-180.6**
Japan	235.2	**244.1**	22.5	117.6	40.2	71.8	**14.5**
Income (loss) before income taxes	248.3	**230.7**	-24.7	181.8	83.6	131.3	**-166.1**

1. *Geographic information is based on U.S. GAAP. (Figures are preliminary for the three months ended March 31, 2021). Nomura's revenues and expenses are allocated based on the country of domicile of the legal entity providing the service. This information is not used for business management purposes.*

25

Segment “Other” Income (loss) before income taxes Full year Quarter (billions of yen) 150 99.2 100 57.4 50 1.2 0 -11.8 -18.0 -27.9 -50 -52.3 -100 FY2019/20 FY2020/21 FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q Net gain (loss) related to economic 17.5 -11.5 -4.6 5.6 -5.0 1.4 -13.5 hedging transactions Realized gain (loss) on investments in equity securities 6.6 1.7 0.3 0.7 0.1 0.7 0.2 held for operating purposes Equity in earnings of affiliates 35.0 -16.4 13.9 6.6 5.3 10.4 -38.7 Corporate items -22.2 5.0 -9.9 45.1 -16.0 -15.1 -9.1 Others 62.3 9.4 -27.7 -0.5 -2.4 3.7 8.7 Income (loss) before income taxes 99.2 -11.8 -27.9 57.4 -18.0 1.2 -52.3    26

Retail related data (1)

NOMURA

(billions of yen)

	Full year		Quarter						
	FY2019/20	FY2020/21	FY2019/20	FY2020/21				QoQ	YoY
			4Q	1Q	2Q	3Q	4Q		
Commissions	153.2	**187.7**	45.4	40.8	46.6	49.3	**51.0**	**3.5%**	**12.4%**
Of which, stock brokerage commission	61.2	**92.6**	19.1	21.7	20.2	24.8	**25.9**	**4.5%**	**35.5%**
Of which, commissions for distribution of investment trusts	66.9	**68.4**	18.6	13.9	19.6	18.9	**16.0**	**-15.6%**	**-14.3%**
Sales credit	56.8	**58.4**	12.6	14.0	14.4	15.8	**14.1**	**-10.4%**	**12.6%**
Fees from investment banking and other	23.2	**20.4**	6.1	2.5	6.8	6.1	**5.0**	**-18.3%**	**-19.2%**
Investment trust administration fees and other	92.1	**89.0**	22.2	20.6	21.8	22.7	**24.0**	**5.7%**	**7.7%**
Net interest revenue	11.1	**13.4**	2.5	3.2	3.1	4.4	**2.7**	**-37.4%**	**9.1%**
Net revenue	336.4	**368.8**	88.8	81.1	92.8	98.2	**96.8**	**-1.4%**	**9.0%**
Non-interest expenses	286.9	**276.5**	70.4	66.0	70.0	69.8	**70.7**	**1.2%**	**0.4%**
Income before income taxes	49.4	**92.3**	18.4	15.1	22.8	28.3	**26.1**	**-7.8%**	**41.8%**
Domestic distribution volume of investment trusts[1]	2,932.1	**2,965.5**	833.0	616.7	799.8	782.0	**767.0**	**-1.9%**	**-7.9%**
Stock investment trusts	2,519.3	**2,647.3**	712.1	533.9	718.8	696.4	**698.2**	**0.3%**	**-1.9%**
Foreign investment trusts	412.8	**318.2**	120.9	82.8	81.0	85.6	**68.7**	**-19.7%**	**-43.1%**
Other									
Accumulated value of annuity insurance policies	3,453.7	**3,610.2**	3,453.7	3,465.5	3,506.9	3,560.7	**3,610.2**	**1.4%**	**4.5%**
Sales of JGBs for individual investors (transaction base)	1,146.9	**486.6**	297.9	5.1	135.0	177.3	**169.2**	**-4.5%**	**-43.2%**
Retail foreign currency bond sales	841.4	**728.3**	157.5	144.8	161.8	185.7	**236.0**	**27.1%**	**49.8%**

1. *Including former Net & Call.*

27

Retail related data (2)    Retail client assets (trillions of yen) 140 126.6 Other 126.6 121.0 112.2 115.2 120 Foreign investment 104.0 104.0 trusts 100 Bond investment trusts 80 Stock investment trusts 60 Domestic Bonds 40 Foreign currency 20 bonds Equities 0 FY2019/20 FY2020/21 FY2019/20 FY2020/21 Mar Mar Mar Jun Sep Dec Mar Equities 62.7 82.3 62.7 70.2 72.8 77.2 82.3 Foreign currency bonds 5.8 5.4 5.8 5.6 5.5 5.5 5.4 Domestic bonds1 12.6 12.7 12.6 12.4 12.5 12.5 12.7 Stock investment trusts 7.6 10.2 7.6 8.5 9.0 9.7 10.2 Bond investment trusts 7.2 8.0 7.2 7.4 7.5 8.0 8.0 Foreign investment trusts 1.0 1.1 1.0 1.0 1.1 1.0 1.1 Other2 7.0 6.9 7.0 7.0 6.9 7.1 6.9 Total 104.0 126.6 104.0 112.2 115.2 121.0 126.6 28 1. Including CBs and warrants. 2.                Including annuity insurance.    28

Retail related data (3)    Net inflows of cash and securities1 Full year Quarter (billions of yen) (billions of yen) 1,200 1,200 888 900 900 600 600 424 344 315 300 300 0 0 -300 -300 -195 -429 -600 -600 -560 FY2019/20 FY2020/21 FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q    1. Cash and securities inflows minus outflows, excluding regional financial institutions.    29

Retail related data (4)    Number of accounts (thousands) FY2019/20 FY2020/21 FY2019/20 FY2020/21 Mar Mar Mar Jun Sep Dec Mar Accounts with balance 5,319 5,329 5,319 5,323 5,323 5,333 5,329 Equity holding accounts 2,920 2,927 2,920 2,935 2,952 2,939 2,927 NISA accounts opened (accumulated)1 1,737 1,791 1,737 1,746 1,753 1,761 1,791 Online service accounts 4,703 4,895 4,703 4,732 4,766 4,818 4,895 New Individual accounts / IT share2 Full year Quarter FY2019/20 FY2020/21 (thousands) FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q New individual accounts 203 203 59 43 48 51 62 IT share2 No. of orders 79% 80% 80% 81% 80% 78% 81% Transaction value 54% 53% 56% 55% 51% 50% 54% 1. Including Junior NISA. 2. Ratio of cash stocks traded via former Home trade.    30

Asset Management related data (1)

NOMURA

(billions of yen)	Full year[1] FY2019/20	FY2020/21	Quarter[1] FY2019/20 4Q	FY2020/21 1Q	2Q	3Q	4Q	QoQ	YoY
Revenue (excl. ACI-related gain/loss)	100.2	**98.7**	23.4	23.7	24.7	24.1	**26.2**	**8.8%**	**12.1%**
ACI-related gain/loss	-7.6	**36.1**	-16.4	10.3	2.2	13.2	**10.4**	**-21.5%**	**-**
Net revenue	92.6	**134.8**	7.0	34.0	26.8	37.3	**36.6**	**-1.9%**	**5.2x**
Non-interest expenses	63.8	**60.5**	15.8	14.9	15.4	15.0	**15.2**	**1.6%**	**-3.4%**
Income (loss) before income taxes	28.8	**74.2**	-8.7	19.2	11.4	22.3	**21.4**	**-4.3%**	**-**

Assets under management by company

(trillions of yen)	FY2019/20	FY2020/21	FY2019/20	FY2020/21			
	Mar	Mar	Mar	Jun	Sep	Dec	Mar
Nomura Asset Management	50.6	**66.2**	50.6	55.8	57.0	62.7	**66.2**
Nomura Corporate Research and Asset Management	2.5	**3.2**	2.5	2.8	3.0	3.2	**3.2**
Assets under management (gross)[2]	53.2	**69.4**	53.2	58.7	60.1	65.9	**69.4**
Group company overlap	3.9	**4.8**	3.9	4.3	4.4	4.6	**4.8**
Assets under management (net)[3]	49.3	**64.7**	49.3	54.5	55.7	61.2	**64.7**

1. *This table presents a reconciliation of net revenues (other than ACI-related revenue) and ACI-related revenue, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Asset Management segment. ACI-related revenue includes fair value adjustments of our investment in, funding cost equivalent for our investment in and dividends from ACI.*
2. *Total assets under management for Nomura Asset Management, Nomura Corporate Research and Asset Management, and Wealth Square.*
3. *Net after deducting duplications from assets under management (gross).*

31

Asset Management related data (2)    Asset inflows/outflows by business1 Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2019/20 FY2020/21 4Q 1Q 2Q 3Q 4Q Investment trusts business 1,788 2,753 560 1,210 563 588 393    of which ETFs 2,133 2,241 1,130 1,153 618 203 268 Investment advisory and international 302 -890 146 -163 -640 678 -765 businesses Total net asset inflow 2,090 1,863 707 1,046 -77 1,266 -373 Domestic public investment trust market and Nomura Asset Management market share2 FY2019/20 FY2020/21 FY2019/20 FY2020/21 (trillions of yen) Mar Mar Mar Jun Sep Dec Mar Domestic public stock investment trusts Market 93.9 136.2 93.9 107.3 113.5 125.2 136.2 Nomura Asset Management share (%) 26% 26% 26% 27% 26% 27% 26% Domestic public bond investment trusts Market 12.5 14.8 12.5 12.9 13.0 14.3 14.8 Nomura Asset Management share (%) 44% 44% 44% 44% 44% 44% 44% ETF Market 37.6 60.6 37.6 45.1 47.9 54.8 60.6 Nomura Asset Management share (%) 45% 44% 45% 45% 45% 45% 44% 1. Based on assets under management (net).                2. SourceInvestment Trusts Association, Japan.                32

Wholesale related data    Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2019/20 FY2020/21 QoQ YoY 4Q 1Q 2Q 3Q 4Q Net revenue 648.6 691.4 145.9 248.7 220.3 223.1 -0.8—-Non-interest expenses 556.4 627.1 135.8 160.8 154.8 146.3 165.2 12.9% 21.6% Income (loss) before income taxes 92.2 64.3 10.1 87.9 65.5 76.9 -165.9 — Breakdown of Wholesale revenues1 Full year Quarter (billions of yen) FY2019/20 FY2020/21 FY2019/20 FY2020/21 QoQ YoY 4Q 1Q 2Q 3Q 4Q Fixed Income 337.5 441.9 78.0 154.9 104.6 98.1 84.3 -14.1% 8.0% Equities 225.4 133.6 56.3 77.7 87.6 89.4 -121.1 —Global Markets 562.9 575.5 134.3 232.6 192.3 187.5 -36.8 —Investment Banking 85.7 115.8 11.6 16.1 28.1 35.6 36.1 1.3% 3.1x Net revenue 648.6 691.4 145.9 248.7 220.3 223.1 -0.8 — 1. This table presents a reconciliation of the Global Markets and Investment Banking financial data, which are non-GAAP measures prepared on a management accounting basis, to net revenue for the Wholesale 33 segment.    33

Number of employees    FY2019/20 FY2020/21 FY2019/20 FY2020/21 Mar Mar Mar Jun Sep Dec Mar Japan 15,748 15,330 15,748 16,069 15,807 15,701 15,330 Europe 2,691 2,771 2,691 2,728 2,765 2,751 2,771 Americas 2,120 2,152 2,120 2,164 2,157 2,158 2,152 Asia and Oceania1 6,070 6,150 6,070 6,118 6,140 6,146 6,150 Total 26,629 26,403 26,629 27,079 26,869 26,756 26,403 1. Includes Powai office in India.    34

Disclaimer    This document is produced by Nomura Holdings, Inc. (“Nomura”).    Nothing in this document shall be considered as an offer to sell or solicitation of an offer to buy any security, commodity or other instrument, including securities issued by Nomura or any affiliate thereof. Offers to sell, sales, solicitations to buy, or purchases of any securities issued by Nomura or any affiliate thereof may only be made or entered into pursuant to appropriate offering materials or a prospectus prepared and distributed according to the laws, regulations, rules and market practices of the jurisdictions in which such offers or sales may be made.    The information and opinions contained in this document have been obtained from sources believed to be reliable, but no representations or warranty, express or implied, are made that such information is accurate or complete and no responsibility or liability can be accepted by Nomura for errors or omissions or for any losses arising from the use of this information.    All rights regarding this document are reserved by Nomura unless otherwise indicated. No part of this document shall be reproduced, stored in a retrieval system or transmitted in any form or by any means, electronic, mechanical, photocopying, recording or otherwise, without the prior written permission of Nomura.    This document contains statements that may constitute, and from time to time our management may make “forward-looking statements” within the meaning of the safe harbor provisions of The Private Securities Litigation Reform Act of 1995. Any such statements must be read in the context of the offering materials pursuant to which any securities may be offered or sold in the United States. These forward-looking statements are not historical facts but instead represent only our belief regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Actual results and financial condition may differ, possibly materially, from what is indicated in those forward-looking statements. You should not place undue reliance on any forward-looking statement and should consider all of the following uncertainties and risk factors, as well as those more fully discussed under Nomura’s most recent Annual Report on Form 20-F and other reports filed with the U.S. Securities and Exchange Commission (“SEC”) that are available on Nomura’s website (http://www.nomura.com) and on the SEC‘s website (http://www.sec.gov); Important risk factors that could cause actual results to differ from those in specific forward-looking statements include, without limitation, economic and market conditions, political events and investor sentiments, liquidity of secondary markets, level and volatility of interest rates, currency exchange rates, security valuations, competitive conditions and size, and the number and timing of transactions.    Forward-looking statements speak only as of the date they are made, and Nomura undertakes no obligation to update any forward-looking statement to reflect the impact of circumstances or events that arise after the date the forward-looking statement was made.    The consolidated financial information in this document is unaudited.